Mail Stop 04-08


								January 26, 2005


By mail and fax to: (509) 462-1479

Brad E. Herr
Chief Operating Officer and
Principal Financial and Accounting Director
Temporary Financial Services, Inc.
200 North Mullan Road; Suite 213
Spokane, Washington  99223

Re: Temporary Financial Services, Inc.

      Form 8-K filed January 10, 2005
      File No. 333-60326


Dear Mr. Herr,

The Staff has reviewed the above-referenced filing for compliance with the requirements of Form 8-K and has the following comment in that regard.

* Please revise to specifically state the date on which the former independent accounting firm was dismissed, as required by Item
304(a)(1)(i) of Regulation S-K.

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;
* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   Please file an amendment via EDGAR in response to these comments within 5 business days of the date of this letter, unless specified otherwise, or contact us immediately if you require additional time.
Such amendment should be filed under cover of Form 8-K/A and should include the ITEM 4 designation. An updated letter from your former accountant addressing the revised disclosures should also be included in your amended Form 8-K and filed as Exhibit 16. To expedite the processing of the Form 8-K, please furnish a courtesy copy of the filing to the undersigned.

You may direct any questions regarding this comment to me at (202)
824-5398.


								Sincerely,



								Lisa Haynes
								Staff Accountant
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